Exhibit 99.1               Press release

FORT DODGE, IOWA -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Fort Dodge (the "Bank"), announced today that the Company earned $500,000, or $0.13 per share for the third quarter of 1996, after posting the one-time pre-tax special assessment of $817,000 to fulfill the Bank's obligation under recently enacted legislation to recapitalize the Savings Association Insurance Fund ("SAIF"). This compares to net income of $625,000, or $0.16 per share during the third quarter of 1995. For the nine months ended September 30, 1996, net earnings were $2,163,000, or $0.56 per share, after posting the one-time SAIF special assessment, as compared to $1,793,000 or $0.46 per share for the corresponding period a year ago, an increase of $369,000 or 20.6%. The Company earned $1,013,000, or $0.26 per share during the third quarter of 1996 and $2,675,000, or $0.69 per share during the nine months ended September 30, 1996, before posting the SAIF special assessment.

David M. Bradley, President and Chief Executive Officer said, "While the special recapitalization assessment adversely impacted earnings for the third quarter, the short-term impact of this assessment is outweighed by the long-term benefit of significantly reduced deposit insurance premiums for well capitalized institutions such as First Federal. A reduction in noninterest expense may begin as early as the fourth quarter 1996."

On March 20, 1996, First Federal Savings Bank completed a reorganization from a mutual holding company form of organization to a stock holding company form of organization. Pursuant to this transaction, the Bank became a wholly-owned subsidiary of North Central Bancshares, Inc. and the Company replaced the Bank as the issuer listed by The Nasdaq Stock Market. In addition to the exchange of the Bank's common stock for 1,385,590 shares of the Company's stock, the Company sold 2,625,467 shares of stock in a subscription offering. This stock offering resulted in net proceeds for the Company of $25.4 million.

Total assets at September 30, 1996 amount to $197.9 million compared to $179.9 at December 31, 1995. The primary reason for the $18.0 million or 10.0% increase in total assets was the $25.4 million in net proceeds received from the offering, a portion of which were used to repay certain borrowings.

Securities increased $4.6 million, or 19.3%, and net loans increased $12.5 million, or 8.5% from December 31, 1995. Deposits increased $2.8 million, or 2.2%. and other borrowed funds decreased by $11.4


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



million, or 52.1% from December 31, 1995.

Nonperforming assets were 0.23% of total assets as of September 30, 1996 compared to 0.21% as of June 30, 1996 and 0.17% as of December 31, 1995. The allowance for loan losses was to $1.9 million or 1.16% of total loans at September 30, 1996, compared to $1.7 million or 1.15% of total loans at December 31, 1995.

The net interest margin for the quarter ended September 30, 1996 was 4.51% compared to 3.78% for the corresponding quarter in 1995. Net interest income for the quarter ending September 30, 1996 was $2.2 million, an increase of 37.5% from $1.6 million for the corresponding period last year. Interest income for the quarter ended September 30, 1996 increased $477,000, or 14.2%, compared with the corresponding period in 1995, due primarily to increased average balances of interest-earning assets. Interest expense decreased $109,000 or 6.1%, when comparing the third quarter of 1996 with the corresponding period of 1995. The decrease in interest expense was due primarily to a decrease in the cost of interest-bearing deposits and the decrease in the average balances of borrowed funds, offset by an increase in the average balances of interest-bearing deposits.

The Bank's provision for loan losses was $60,000, for each of the three months ended September 30, 1996 and 1995. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Noninterest income increased $106,000 or 27.0% and noninterest expense, which included the one-time SAIF special assessment, increased $913,000 or 99.3%, in the third quarter of 1996 compared to the corresponding period of 1995. Noninterest income, excluding the gain on sale of securities available for sale, increased $270,000 or 24.1%, and noninterest expense, which included the one-time SAIF special assessment, increased $1,157,000 or 42.6%, for the nine months ended September 30, 1996 as compared to the corresponding period of 1995.

Book value, or stockholders' equity, per share at September 30, 1996 was $13.98 and stockholders' equity to total assets was 28.3%. Stockholders' equity was $56.1 million at September 30, 1996 compared to $29.9 million at December 31, 1995. The ratio of stockholders' equity to total assets was 16.6% as of December 31,



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



1995.

North Central Bancshares, Inc. serves north central Iowa at 4 full service locations in Fort Dodge, Nevada and Ames, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Fort Dodge, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)               SEPTEMBER 30, 1996                DECEMBER 31, 1995
                                                               --------------------------------   -----------------------

Assets
  Cash and cash equivalents                                       $          3,106                   $          3,071
  Securities available for sale                                             21,894                              7,799
  Securities held to maturity (Market value                                  6,499                             15,995
    $6.5 million and $16.2 million, respectively)
  Loans (net of allowance of loan loss of $1.9                             160,385                            147,872
    million and $1.7 million, respectively)
   Other assets                                                              6,037                              5,193
                                                                  ----------------                   ----------------

        Total Assets                                              $        197,921                   $        179,930
                                                                  ================                   ================

Liabilities
  Deposits                                                        $        129,459                   $        126,672
  Other borrowed funds                                                      10,500                             21,940
  Other liabilities                                                          1,893                              1,418
                                                                  ----------------                   ----------------
    Total Liabilities                                                      141,852                            150,030

Stockholders' Equity                                                        56,069                             29,900
                                                                  ----------------                   ----------------

  Total Liabilities and Stockholders' Equity                      $        197,921                   $        179,930
                                                                  ================                   ================

Stockholders' equity to total assets                                         28.33%                             16.62%
                                                                  ================                   ================

Book value per share                                              $          13.98                   $           7.45
                                                                  ================                   ================

Total shares outstanding                                                 4,011,057                          4,011,057
                                                                  ================                   ================


CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                    For the Three Months                         For the Nine Months
                                                     Ended September 30,                         Ended September 30,
                                         --------------------------------------------    --------------------------------------
                                                  1996                     1995                 1996                 1995
                                         --------------------------------------------    --------------------------------------

Interest income                                $    3,825             $    3,348            $   11,136            $    9,596
Interest expense                                    1,673                  1,782                 5,117                 5,156
                                               ----------             ----------            ----------            ----------
  Net interest income                               2,152                  1,566                 6,019                 4,440
Provision for loan loss                                60                     60                   180                   190
                                               ----------             ----------            ----------            ----------
  Net interest income after provision for
   loan loss                                        2,092                  1,506                 5,839                 4,250
Noninterest income                                    500                    393                 1,391                 1,121
Gain on sale of securities available for sale          --                     --                    14                   182
One-time SAIF special assessment                      817                     --                   817                    --
Noninterest expense                                 1,015                    919                 3,055                 2,716
                                               ----------             ----------            ----------            ----------
  Income before income taxes                          760                    980                 3,372                 2,837
Income taxes                                          260                    355                 1,209                 1,044
                                               ----------             ----------            ----------            ----------
  Net income                                   $      500             $      625            $    2,163            $    1,793
                                               ==========             ==========            ==========            ==========

Earnings per share                             $     0.13             $     0.16            $     0.56            $     0.46
                                               ==========             ==========            ==========            ==========




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


SELECTED FINANCIAL RATIOS

                                          For the Three Months               For the Nine Months               For the Year
                                           Ended September 30,               Ended September 30,                   Ended
                                     -------------------------------   ------------------------------
                                         1996             1995             1996             1995             DECEMBER 31, 1995
                                     -------------   ---------------   -------------   --------------   ----------------------
Performance Ratios:  (annualized)
  Net interest spread                      3.04%             2.87%           3.02%            2.71%                    2.75%
  Net interest margin                      4.51%             3.78%           4.33%            3.63%                    3.66%
  Return on average assets                 1.02%             1.48%           1.52%            1.44%                    1.48%
  Return on average equity                 3.57%             8.62%           5.98%            8.38%                    8.78%
  Efficiency ratio (noninterest
   expense divided by the sum of
   net income before provision for
   loan losses plus noninterest
   income)                                69.06%            46.90%          52.16%           47.29%                   46.48%





                                                      SEPTEMBER 30, 1996         JUNE 30, 1996         DECEMBER 31, 1995
                                                      ------------------      ------------------   ---------------------

Asset Quality Ratios:

Nonaccrual loans and total net loans                           0.18%                   0.14%                    0.12%

Nonperforming assets to total assets                           0.23%                   0.21%                    0.17%

Allowance for loan losses as a percent of total                1.16%                   1.16%                    1.15%
loan's receivable




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